Conformed Copy

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2003

Masisa S.A.
(Exact name of Registrant as specified in its charter)

Masisa Incorporated
(Translation of Registrant’s name into English)

Los Conquistadores 1700 Piso 12, Providencia
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F               Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

Yes               No

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: January 24, 2003	MASISA S.A. Conf: /s/ Carlos Marín . Name: Carlos Marín Chief Financial Officer

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For Further Information

Juan Diuana	Patrick Kilhaney
Investor Relations	Citigate Financial Intelligence
Masisa S.A.	(212) 840-0008 ext. 273
(56 2) 707-8710	Email: patrick.kilhaney@citigatefi.com
Email: jdiuana@masisa.cl
Internet: www.masisa.com

MASISA S.A. RESTRUCTURES PORTION OF DEBT TO LONG–TERM

(Santiago, Chile, January 22, 2003) – Masisa S.A. (NYSE: MYS), Latin America's leading wood board manufacturer, announced today a change in its debt structure.

Dated January 15, 2003, the Company, through its fully owned subsidiary Masisa Overseas Limited, subscribed a long–term loan agreement with The Bank of Nova Scotia as Initial Lender and Scotiabank Sud Americano as Arranger, in the amount of US$25 million. The proceeds of this loan were disbursed on January 21, 2003, and will be used to pay a portion of Masisa S.A. and its Subsidiaries' debt. The obligations of Masisa Overseas Limited under the loan are guaranteed by Masisa S.A. and Masisa Argentina S.A.

Masisa S.A., which listed its American Depositary Receipts on the NYSE in June 1993, is the leading manufacturer in South America of MDF, OSB and particleboard, in its raw, melamine laminated and wood veneer versions. The Company produces approximately 90% of the particleboard in Chile, 40% of the particleboard in Argentina, 60% of the MDF in Chile, 70% of the MDF in Argentina, 30% of the MDF in Brazil and the 100% of the OSB in Brazil. The Company is also a leading Chilean producer of wooden doors. Through its subsidiary Forestal Tornagaleones S.A., Masisa participates in the forestry business in Chile and Argentina.

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